INTER&CO, INC. Corporate Taxpayer Registry (CNPJ) No. 42.737.954/0001-21 Foreign Private Issuer registered in Category “A” of CVM under No. 8021-7 LAUNCH OF A NEW SUBSIDY PERIOD FOR CONVERSION OF INTER&CO'S BRAZILIAN DEPOSITARY RECEIPTS (BDRs) AND CLASS A SHARES INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that shareholders of the Company’s Brazilian Depositary Receipts (“BDRs”), backed by Class A common shares issued by the Company ("Class A Shares"), will be able to request the cancellation of their BDRs in exchange of the underlying Class A Shares, free of the applicable fees charged by the custodian (Banco Bradesco S.A.), during a 90-day period beginning on June 2nd, 2025 and ending August 30th, 2025 (the “Term”). This incentive is part of Inter&Co's plan to seek continuous improvement of the liquidity of its Class A shares by increasing the number of shares traded on Nasdaq, which is aligned with the long-term strategy of the Company, and is not expected to have impact on the Company’s financial performance. Each holder of BDRs may request the cancellation of their BDRs in exchange of the underlying Class A Shares free of charge only once, regardless of the number of BDRs converted into Class A Shares under this single request. This request must be made during the Term. The same shareholders that converted their BDRs into Class A Shares free of charge during the Term may convert their Class A Shares back into BDRs also free of charge, provided that: (a) each shareholder may request the conversion of their Class A Shares into BDRs free of charge only once; (b) the conversion request is limited to the number of Class A Shares received in connection with the previous cancellation of BDRs free of charge during the Term; and (c) the request is made during the Term. Inter&Co will pay the applicable fees charged by Banco Bradesco S.A. on behalf of the holders, as long as they meet the aforementioned cumulative requirements. Nonetheless, each holder is responsible to instruct their brokers in Brazil and in the United States to follow the necessary procedures for the conversion of BDRs into Class A Shares and, as the case may be, of Class A Shares back into BDRs. A step-by-step guide on how the conversion of BDRs into Class A Shares works, including a flow chart explaining the procedure, is available on Inter&Co’s website: https://investors.inter.co/en. Additional information may be obtained from Inter&Co's Investor Relations Department at ir@inter.co, or on Inter&Co’s website (http://investors.inter.co/en). Belo Horizonte, May 27, 2025. RAFAELA DE OLIVEIRA VITÓRIA Investor Relations Officer